SEC

SO 3/11/03

03012781

ES
ΞE COMMISSION
20549

VF 3-10-03

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SEC FILE NUMBER
8-46994

SEC MAIL PROCESSING SECTION RECEIVED MAR 7 - 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Securities & Futures Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 22nd Fl.
(No. and Street)

NY, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.P. Wu 212-509-8086
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES Shing, CPA
(Name — if individual, state last, first, middle name)

19 Union Ave., RM 204, Rutherford, NJ 07070
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

SEC MAIL PROCESSING
RECEIVED
MAR 7 - 2003

OATH OR AFFIRMATION

I, Iping Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Securities & Futures Corp., as of Dec 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] 3/6/03
Signature

CFO
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US SECURITIES & FUTURES CORP.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002
WITH
INDEPENDENT AUDITOR'S REPORT

JIM SUNG CPA

US SECURITES & FUTURES CORPORATION

Table of Contents

December 31, 2002

Jim Sung CPA
19 Union Ave.
Rutherford, NJ 07070

INDEPENDENT AUDITOR'S REPORT

The board of Directors and Stockholders of
US SECURITIES & FUTURES CORP.

We have audited the accompanying statement of financial condition of US SECURITIES & FUTURES CORP. as of December 31, 2002, and the related statements of loss, change in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US SECURITIES & FUTURES CORP. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of Securities and Exchange Act 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, the Company has suffered recurring losses from operations. The condition raise substantial doubt about the Company's ability to continue as going concern.

Jim Sung CPA

Jim Sung CPA
Rutherford, New Jersey
February 14, 2003

US SECURITIES & FUTURES CORP.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$	323,130
Deposits with clearing organizations and others		172,077
Receivable from brokers and dealers		235,743
Other receivable		50,376
Securities owned		1,397
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $349,828		153,463
Other assets		54,218
	$	990,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to brokers and dealers	$	259,849
Accounts payable, accrued expenses, and other liabilities		229,952
		489,801
Subordinated loan		346,500
Stockholders' equity		
Common stock , no par value, 500 shares authorized, 214 shares issued and 213 shares oustanding		2,130,000
Accumulated deficit		(1,969,897)
		160,103
Common stock held in treasury, at cost		(6,000)
Total stockholder equity		154,103
	$	990,404

The accompanying notes are an integral part of these financial statements

US SECURITIES & FUTURES CORP.

Statement of Loss

For the Year Ended December 31, 2002

Revenues		
Commissions	$	3,759,016
Interest and dividends		15,907
Trading gains (realized and unrealized)		590,569
Other income		371,548
		4,737,040
Expenses		
Employee compensation and benefits		1,837,965
Commission		1,428,839
Communications		129,939
Occupancy and equipment rental		730,505
Taxes, other than income taxes		132,758
Other operating expenses		1,007,989
		5,267,995
Net (loss)	$	(530,955)

The accompanying notes are an integral part of these financial statements

US SECURITIES & FUTURES CORP.

Statement of Change in Stockholder's Equity

For the Year Ended December 31, 2002

		Capital Stocks	Retained Earnings	Treasury Stock		Total
Beginning balance January 1, 2002	$	2,130,000	(1,410,442)	(6,000)	$	713,558
Prior year adjustment			(28,500)	0		(28,500)
Net Loss			(530,955)	0		(530,955)
Ending balances December 31, 2002	$	2,130,000	(1,969,897)	(6,000)	$	154,103

The accompanying notes are an integral part of these statements

US SECURITIES & FUTURES CORP.

Statement of Change in Subordinated Borrowings

For the Year Ended December 31, 2002

Subordinated Borrowings at December 31, 2001	$	300,000
Subordinated Borrowings at December 31, 2002	$	346,500

The accompanying notes are an integral part of these statements

US SECURITIES & FUTURES CORP.

Statement of Cash Flow

For The Year Ended December 31, 2002

Cash Flow From Operation Activities		
Net (loss)	$	(530,955)
Additions:		
Depreciation & amortization expenses		56,343
Decrease in other assets		180,394
Increase in accounts payable and accrued expenses payable		76,859
Subtractions:		
Increase in deposits with clearing organizations		(173,474)
Increase in commission receivable		(102,915)
Increase in other receivable		(3,553)
Decrease payable to brokers and dealers		(267,389)
Net Cash Flow From Operations		(764,690)
Cash Flow From Financing Activities		
Increase in subordinated loan payable		18,000
Net Cash Flow From Financing Activities		18,000
Net (decrease) in Cash and Cash Equivalents		(746,690)
Cash and Cash Equivalents at Beginning of The Period		1,069,820
Cash and Cash Equivalents at Ending of The Period	$	323,130

The accompanying notes are an integral part of these financial statements

US SECURITIES & FUTURES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 Corporation and Organization

The Company was incorporated in the state of New York on April 15, 1993. The Company became actively engaged in brokerage business since January 1994. Currently, the Company is a member of National Futures Association as a futures commission merchant and a member of National Association Of Security Dealers as a broker-dealer. In 2000, the Company became the wholly-owed subsidiary of another corporation.

Note 2 Summary of Significant Accounting Policies

Commission Revenue - The Company's primary sources of revenue is commission derived from executing orders for commodity futures contractors and securities on behalf its customers. Commission revenue and related sales commission and other expenses are recognized on the trade date.

Furniture, Equipment, and Leasehold Improvements - Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease.

Use of Estimates – The preparation of financial statement in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising is expensed as incurred and totaled $ 3,637 for the year.

Cash and cash equivalents – For purpose of the financial statement presentation, the Company considers all money market funds and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents.

Income taxes – The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 require the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

US SECURITIES & FUTURES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 3 Futures, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvement at December 31, 2002 consist of:

Futures, Equipment and Leasehold Improvements	$503,291
Less: accumulated depreciation	349,828
	153,463

Depreciation expenses total $56,343 for the year.

Note 4 Subordinated Loan

Loan payable to USS Online, Inc., the parent company, the monthly interest payment at 6% per annum with maturity on May 30, 2003.

Note 5 Common Stock

The Company has 500 shares of no par value common stock authorized, and 214 shares issued and 213 shares outstanding.

Note 6. Income tax

The Company has accumulated net operation loss for approximately $2,000,000 and the parents company in prior years consolidated federal tax filings has utilized the loss.

Note 7 Commitment and Contingencies

On November 1, 1999, the Company entered into a sublease agreement to lease an office. The lease will expire on May 31, 2006. During 2002, the sublandlord had filed bankruptcy. The Company is in dispute with the sublandlord and withheld the rent payment. The Company accrued $150,000 for the unpaid rent balance. The management has consulted with outside legal counsel and determine that the amount is reasonable sufficient to cover the unpaid balance.
In February 2003, the landlord has notified the Company that the sublease agreement is terminated and the landlord has elects to require the Company to attorn to landlord for the remainder of the stated term of the sublease. The Company has been reviewing the options and has not determined course of action. The futures lease payment amount cannot be determined at present time.

Note 7 Commitment and Contingencies (Cont'd)

The Commodities Futures Trading Commission (CFTC) has alleged that from 1996 through 1998 the Company assisted a foreign broker in allocating trades, fails to detect under margined accounts, and failed to detect unauthorized trading. CFTC had charge the Company with violations of Section 4B(a)(i), Section 6(c), section 1.12 and section 166.3. The case has been tried and, judge's decision is expected within 2 months.

Note 8 Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is responsible for the credit risk of customers it introduces to, and which are carried on the books of, its clearing brokers. The Company's customers are primarily institutional and individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of margin requirements established by each of the exchanges at which contracts are traded or the margin requirements established by its clearing brokers. Margin is a good faith deposit from the customer that reduces risk to the company of failure on behalf of the customer to fulfill any obligation under these contracts. In addition, the Company daily monitors its exposure to the risk of loss on an account by account basis and adjusts margin requirements as need. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may also liquidate certain customer position. Management believes that the margin deposit and collateral held at December 31, 2002 were adequate to minimize the risk of material loss that could be created by position held at that time.

Note 9 Minimum Capital Requirements

The Company is a broker-dealer which is regulated by Securities and Exchange Commission the Company is subject to the Uniform Net Capital Rule (rule15c3-1), Which adopted and administrated by the SEC. As of December 31, 2002, the Company had net capital of $291,525 which was $41,525 in excess of the minimum required under the regulation of SEC.

Note 10 Concentration of Credit risk

The Company maintains cash balance with one of financial institution in New York. The Federal Deposit Insurance Corporation insures the balance up to $100,000. At December 31, 2002, the Company's uninsured cash balance is $222,714.

US SECURITIES & FUTURES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 11 Going Concerns

The Company's current financial condition requires the company to comply with early warning reporting requirement of CFTC rules. The relatively poor perform during fiscal 2002 and slowdown in brokerage business have weakened the Company's financial condition. The Company's continue existence is dependent upon its ability to generate sufficient cash flow to meet its obligations.

Schedule I

US SECURITIES & FUTURES CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL		
Total stockholders' equity	$	154,103
Add subordnated borrowing		346,500
Total capital and allowable subordinated borrowing		500,603
A. Non-allowable assets		
Furniture, equipment and leasehold improvements		153,463
Other assets		54,218
		207,681
Net capital before haircut on securities position		292,922
Haircuts on securities		
Stocks & warrants		1,397
		1,397
Net capital	$	291,525
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required: (based on Aggregate Indebtedness)		33,983
Minimum dollar requirement		250,000
Net capital requirement		250,000
Excess net capital		41,525
Excess net capital at 1000%		240,545
AGGREGATE INDEBTEDNESS		
Total AI liabilities from balance sheet		509,801
Total aggregate indebtedness		509,801
PER CENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		175%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reporting Company's Part II (Unaudited) FOCUS report	$	291,329
Net audit adjustments		196
Net capital per above	$	291,525

Jim Sung CPA
19 Union Ave.
Rutherford, NJ 07070

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
US Securities & Futures Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of US Securities & Futures Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Jim Sung CPA
Rutherford, New Jersey
February 14, 2003

Jim Sung CPA
19 Union Ave.
Rutherford, NJ 07070

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors and Stockholder
US Securities & Futures Corporation
New York, New York

In planning and performing our audit of the financial statements of US Securities & Futures Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Jim Sung CPA
Rutherford, New Jersey
February 14, 2003